August 23, 2017

Mr. John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 26, 2017 regarding
Energy Fuels Inc.’s Annual Report on Form 10-K for the fiscal year ended
December 31, 2016, Filed March 10, 2017.
File No. 001-36204

Dear Mr. Reynolds:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the July 26, 2017 letter (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”) of Energy Fuels Inc. (the “Company”). For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly.

Our response is as follows:

Staff Comment No. 1.

Please tell us the mineral price assumptions used in the calculation of each of your 43-101 mineral resources and reserves. Please tell us if you intend to revise your disclosures prospectively to include this information or explain the basis for your presentation.

The Company’s Response No. 1:

In response to Staff Comment No. 1, the following table sets out each property with respect to which Canadian National Instrument 43-101 (“43-101”) resources and/or reserves were disclosed in the 10-K, and the mineral price assumptions used in the calculation of such mineral resources and reserves. Unless otherwise specified below, all price assumptions were either expressly set out in, or calculated from cost assumptions expressly set out in, the respective 43-101 Technical Reports. In each case where the price assumption was not expressly set out in, or calculated from cost assumptions expressly set out in, the relevant 43-101 Technical Report, we have confirmed the applicable price assumption with the author of the Technical Report.

John Reynolds
August 23, 2017

Material Properties	Price Assumption
Nichols Ranch, Jane Dough and Hank*	$65.00/lb U3O8
Alta Mesa**	$65.00/lb U3O8
Canyon, Arizona 1 and Pinenut**	$50.00/lb U3O8
Roca Honda*	$65.00/lb U3O8
Sheep Mountain	$65.00/lb U3O8
Henry Mountains, Tony M	$60.00/lb U3O8
Henry Mountains, Bull Frog**	$40.00/lb U3O8
La Sal Complex	$65.00/lb U3O8 and $6.50/lb V2O5
Daneros	$60.00/lb U3O8

Non-Material Properties
Reno Creek**	$65/lb U3O8
West North Butte**	$65/lb U3O8
North Rolling Pin**	$65/lb U3O8
Arkose Joint Venture**	$65.00/lb U3O8
Wate	$38.00/lb U3O8
EZ1/EZ2	$53.00/lb U3O8
Whirlwind***	$77.50/lb U3O8 and $7.50/lb V2O5
Sage Plain	$63.00/lb U3O8 and $6.75/lb V2O5
*	Based on the price assumption used for the economic analysis in the Preliminary Economic Assessment contained in the Technical Report.
**	Confirmed by subsequent correspondence from the author of the Technical Report.
***

Based on reference in the Technical Report to the Company’s internal tentative mine plan, which contained price assumptions used to determine the cutoff grade for the resource calculations, as confirmed by subsequent correspondence from the author of the Technical Report.

The 10-K discloses the price assumptions used for the Roca Honda Project Resource calculation (see page 72, note 3 of the 10-K) and Sheep Mountain Project resource/reserve estimates (see page 79 of the 10-K), but does not disclose the price assumptions for any other resource calculations. We will revise our disclosures prospectively in future Annual Reports on Form 10-K, commencing with the Form 10-K for the fiscal year ending December 31, 2017 to include the price assumptions used to calculate the cut-off grade for all resource or reserve estimates and for any economic analyses disclosed in future Annual Reports on Form 10-K. Such disclosure will be set out in a footnote or footnotes to each table that includes a resource or reserve estimate or economic analyses or elsewhere in the text of the Form 10-K as may be appropriate.

* * * * *

If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

John Reynolds
August 23, 2017

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and
Corporate Secretary

cc: Richard Raymer, Dorsey & Whitney LLP